

September 2, 2010

Jay W. Shreiner
Executive Vice President and
Chief Financial Officer
RehabCare Group, Inc.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105

> **Re: RehabCare Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **Definitive Proxy Statement filed March 23, 2010**
> **File Number: 001-14655**

Dear Mr. Shreiner:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure or provide draft disclosure for future filings, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements

(14) Income Taxes, page 73

1. Since the amount of deferred tax assets classified as 'Other' represents approximately 21% of total deferred tax assets as of December 31, 2009, and 23% as of December 31, 2008, please revise to disclose the nature of the items included in this balance and the approximate tax effect of each type of temporary difference and carryforward that gives rise to these assets. Refer to ASC 740-10-50-6.

Definitive Proxy Statement filed on March 23, 2010

Board of Directors and Committees, page 5

2. Please provide us with draft disclosure for future filings that states for each incumbent director and director nominee the particular experience, qualifications, attributes or skills that led your Board of Directors to conclude that these individuals should serve as your directors. We refer you to Item 401(e) of Regulation S-K.

3. Please provide us with draft disclosure for future filings that states why you have chosen to separate the positions of Chief Executive Officer and Chairman of the Board of Directors, and the reasons that you believe that this leadership structure is the most appropriate structure for you at this time. We refer you to Item 407(h) of Regulation S-K.

Executive Compensation, page 12

4. We note your disclosure concerning comparator groups you have used to benchmark your compensation against. Please confirm that in future filings you will identify all of the members of these groups.

5. With respect to grants made under your Long-Term Incentive Plan, please provide us with draft disclosure for future filings that expands your current disclosure to include the following:

   • the total target amounts of equity and cash compensation and the total targeted award opportunity expressed as a percentage of salary;

   • the targeted levels of corporate and individual performance goals and your assessment of the achievement of these goals that formed the basis for the restricted stock awards granted; and

   • the actual amount of the restricted stock awards.

6. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach this conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jay W. Shreiner
RehabCare Group, Inc.
September 2, 2010
Page 3

        In responding to our comments, please provide a written statement from the company
acknowledging that:
  •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  •   staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filings; and
  •   the company may not assert staff comments as a defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United States.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Melissa
Rocha, Accounting Branch Chief, at (202) 551-3854 if you have any questions regarding the
processing of your response, as well as any questions regarding comments on the financial
statements and related matters. Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or
Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other
comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                                Sincerely,

                                                Jim B. Rosenberg
                                                Senior Assistant Chief Accountant